UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

World Energy Solutions, Inc.

(Name of Subject Company (issuer))

Wolf Merger Sub Corporation (Offeror)

a wholly owned subsidiary of

EnerNOC, Inc. (Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Matthew J. Cushing

General Counsel & Vice President

ENERNOC, INC.

One Marina Park Drive, Suite 400

Boston, MA 02210

(617) 224-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Miguel J. Vega

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

(617) 937-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$73,701,936.00	$8,564.17

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by World Energy Solutions, Inc. (“World Energy”) in connection with the exercise of any outstanding equity awards. The transaction valuation was determined by multiplying (a) $5.50, the tender offer price, by (b) the sum of (i) 12,713,158, the number of issued and outstanding shares of common stock of World Energy, (ii) 637,649, the number of shares of World Energy common stock subject to issuance pursuant to outstanding options to purchase shares of World Energy common stock, and (iii) 49,545, the number of shares of World Energy common stock subject to issuance pursuant to outstanding warrants to purchase shares of World Energy common stock. The foregoing share figures have been provided by World Energy and are as of November 3, 2014, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,564.17	Filing Party: EnerNOC, Inc. and Wolf Merger Sub Corporation
Form or Registration No.: Schedule TO	Date Filed: November 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on November 19, 2014 by Wolf Merger Sub Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of EnerNOC, Inc. (“EnerNOC”), a Delaware corporation with its principal office at One Marina Park Drive, Suite 400, Boston, Massachusetts 02210. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of World Energy Solutions, Inc. (“World Energy”), a Delaware corporation, at a price of $5.50 per Share, net in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 1.	Summary Term Sheet.

The information incorporated into Item 1 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented by deleting the reference to the “Effective Time” in the second bullet point under the question “How do I tender my Shares?” on page 4 and replacing it with the “Expiration Time.”

The information incorporated into Item 1 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented by deleting in its entirety the paragraph in response to the question “Can holders of restricted stock participate in the Offer?” on page 5 and replacing it with the following:

“Yes, Shares that are subject to a repurchase option, risk of forfeiture, vesting schedule or other condition under any applicable restricted stock agreement or other contract with target under which Target has any rights (“Restricted Shares”) are included in the Offer and can be tendered by the same procedures generally applicable to the Shares. Pursuant to the Target’s 2006 Equity Incentive Plan, any payment that becomes payable to the holders of unvested Restricted Shares in accordance with the terms of the Offer will remain, as applicable, unvested and/or subject to the same repurchase option, risk of forfeiture, vesting schedule and other conditions as were set forth in the applicable restricted stock purchase agreement or other contract with Target for such Restricted Shares and such payment will be paid directly by us to the applicable holder if such holder remains in service to the Parent, the Target or any of their respective affiliates through the applicable vesting date or date when the applicable conditions terminate. We will place the amounts paid with respect to any unvested Restricted Shares in a separate bank account promptly after the Expiration Time and distribute such amounts to the applicable holders promptly following the satisfaction or lapse of the applicable conditions or restrictions. See Section 13 — “The Transaction Documents — The Merger Agreement — Restricted Stock.””

The information incorporated into Item 1 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented by deleting in its entirety the first and second paragraphs in response to the question “When and how will I be paid for my tendered Shares?” on pages 5 and 6 and replacing it with the following:

“Subject to the terms and conditions of the Offer and satisfaction or waiver of the Offer Conditions to the Offer set forth in Section 15 — “Conditions of the Offer”, we will pay for all Shares validly tendered that have not been withdrawn prior to the Expiration Time, promptly following the Expiration Time, except that pursuant to the Target’s 2006 Equity Incentive Plan, we will deposit any amounts paid with respect to the Restricted Shares in a separate bank account promptly after the Expiration Time and distribute the applicable amount promptly following the applicable vesting date or date when the applicable conditions terminate if the holder remains in service to Parent, the Target or any of their respective affiliates through such date. However, we do reserve the right in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of government approvals. See Section 2 — “Acceptance for Payment and Payment for Shares.

We will pay for your Shares, other than Restricted Shares, by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. The Restricted Shares will be paid for by us by depositing the applicable cash in a separate bank account promptly after the Expiration Time and distributing the applicable amount directly to the applicable holder promptly following the applicable vesting date or date when the applicable conditions terminate if such holder remains in service to the Parent, the Target or any of their respective affiliates through such date. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2 — “Acceptance for Payment and Payment for Shares.” Certificates for Restricted Shares held in a nominee account by the Depositary shall be deemed to have been received by the Depositary upon delivery of the properly completed and duly executed Letter of Transmittal.”

Item 4.	Terms of the Transaction

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER is hereby amended and supplemented by deleting in its entirety the second paragraph under the section heading “1. Terms of the Offer” on page 10 and replacing it with the following:

“The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other matters, satisfaction of the Minimum Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered, and not withdrawn prior to the Expiration Time, promptly after the Expiration Time, except that pursuant to the Target’s 2006 Equity Incentive Plan, payment for Restricted Shares shall be made by depositing the applicable cash in a separate bank account promptly after the Expiration Time and distributing the applicable amount promptly following the applicable vesting date or date when the applicable conditions terminate if the holder remains in service to Parent, the Target or any of their respective affiliates through such date. Pursuant to the terms of the Merger Agreement, if on any scheduled Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived, then the obligation to extend the Expiration Time shall be limited to three periods of not more than ten Business Days each to permit the satisfaction of the Minimum Condition. Notwithstanding the foregoing, Purchaser is not required to, and without Target’s prior written consent shall not, extend the Offer beyond the Outside Date. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See Section 4 — “Withdrawal Rights.””

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER is hereby amended and supplemented by deleting in its entirety the fourth paragraph under the section heading “1. Terms of the Offer” on page 10 and replacing it with the following:

“If we make any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five business days (as defined by Rule 14d-1(g)(3) under the Exchange Act) from the date a material change is first published, sent or given to stockholders, and that if a material change directly relates to price and share levels, a minimum of ten business days (as defined by Rule 14d-1(g)(3) under the Exchange Act) will be required to allow adequate dissemination and investor response.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER is hereby amended and supplemented by deleting in its entirety the second paragraph under the section heading “2. Acceptance for Payment and Payment of Shares” on page 11 and replacing it with the following:

“We will pay for Shares, other than Restricted Shares, accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. We will pay for Restricted Shares by depositing the applicable cash in a separate bank account promptly after the Expiration Time and distributing the applicable amount directly to the applicable holder promptly following the applicable vesting date or date when the applicable conditions terminate if such holder remains in service to the Parent, the Target or any of their respective affiliates through such date. Other than with respect to Restricted Shares, upon the deposit of such funds with the Depositary, our obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Our obligation to make payments with respect to the Restricted Shares shall be satisfied upon payment thereof or upon the occurrence of a forfeiture event with respect thereto.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER is hereby amended and supplemented by deleting the references to the “Effective Time” in the fourth paragraph under the section heading “3. Procedures for Tendering Shares” on page 12 and the last paragraph under the sub-section heading “Guaranteed Delivery” on page 13 and replacing them with the “Expiration Time.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“Background of the Offer; Contacts with the Target”) is hereby by amended and supplemented by deleting in its entirety the 36th full paragraph on page 24 and replacing it with the following:

“On September 16, 2014, a call was held between representatives of the special committee of independent directors established by the Target Board (the “Special Committee”), Target’s Chief Executive Officer, Loeb, Canaccord, representatives of the Parent, Pacific Crest and Cooley to negotiate the topics for negotiation identified by Target on the prior day. The parties also discussed the draft Tender and Support Agreement that had been provided to Loeb by Cooley on September 5, 2014, and Loeb indicated that they would be preparing a revised draft.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“Background of the Offer; Contacts with the Target”) is hereby by amended and supplemented by deleting in its entirety the 37th full paragraph on page 24 and replacing it with the following:

“On September 17, 2014, Parent’s Chief Operating Officer/Chief Financial Officer held a call with the Chairman of the Target Board and both parties agreed on a mutually acceptable timeline for the transaction. Additionally, on that day, Loeb distributed a revised draft of the Tender and Support Agreement in which, among other things, they proposed to remove the executive officers of the Target as signatories to the agreement and limit the proposed signatories to the directors of the Target, deleted the agreement to vote Shares held by the signatories to the agreement in favor or against certain actions and the provisions granting a proxy to certain representatives of the Parent granting them the power to vote the Shares in accordance with the agreement, and deleted the covenant not to solicit competing takeover proposals of the Target.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“Background of the Offer; Contacts with the Target”) is hereby by amended and supplemented by deleting in its entirety the 38th full paragraph on page 24 and replacing it with the following:

“On September 19, 2014, Loeb sent a revised version of the Merger Agreement to Cooley. Additionally, on that day, Cooley distributed a revised draft of the Tender and Support Agreement reinserting the requirement that executive officers of the Target execute the agreement, certain of the requirements to vote the Shares that were included in the initial draft and the covenant not to solicit competing takeover proposals, but clarifying that the covenant not to solicit competing takeover proposals only applied after the end of the Go-Shop Period.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“Background of the Offer; Contacts with the Target”) is hereby by amended and supplemented by inserting the following after the 45th full paragraph on page 24:

“On October 10, 2014, Loeb corresponded with Cooley and indicated that they did not accept the proposed draft of the Tender and Support Agreement distributed by Cooley on September 19, 2014.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“Background of the Offer; Contacts with the Target”) is hereby by amended and supplemented by deleting in its entirety the 51st full paragraph on page 25 and replacing it with the following:

“On October 23, 2014, representatives from Cooley, Loeb, and Mirick participated in a diligence call to discuss the outstanding litigation matters of the Target. Additionally, on that day, Cooley distributed a revised draft of the Tender and Support Agreement to Loeb in which they removed the agreement to vote the Shares and the related proxy provisions.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“Background of the Offer; Contacts with the Target”) is hereby by amended and supplemented by deleting in its entirety the 55th full paragraph on page 25 and replacing it with the following:

“On October 31, 2014, Parent’s board of directors approved the transaction. Additionally, Parent’s Chief Operating Officer/Chief Financial Officer and the Chairman of the Target Board corresponded regarding proposed communications between the Parent and the Target’s employees on the day following the announcement of the transaction. Parent and the Target also executed a letter agreement extending the exclusivity period set forth in the Non-Disclosure Agreement to November 3, 2014. Additionally, on that day, the parties reached agreement on material open issues in the Tender and Support Agreement and Loeb distributed a revised draft reflecting the agreement.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“Background of the Offer; Contacts with the Target”) is hereby by amended and supplemented by adding after the last full paragraph on page 25 the following:

“Contacts and Transactions with Target

As of the date of this Offer to Purchase, Parent and Merger Sub have not entered into any agreement, arrangement or understanding with any other members of Target management regarding employment or consultancy with the Surviving Corporation. Parent may seek to retain certain members of the Target management team following the Effective Time. As part of these retention and integration efforts, Parent may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with Target executive officers and other key Target employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been finalized. Any such new arrangements would not become effective until the Effective Time.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 13 (“The Transaction Documents”) is hereby amended and supplemented by deleting in its entirety the second full paragraph under the subheading “The Merger Agreement” on page 27 and replacing it with the following:

“This summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Target, Merger Sub or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. Accordingly, investors and stockholders should not rely on the representations and warranties as characterizations of the actual state of affairs of Target and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about Target in Target’s public reports filed with the SEC.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER is hereby amended and supplemented by deleting in their entirety the first and second paragraphs under the section heading “15. Conditions of the Offer” on pages 43 and 44.

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 15 (“Conditions of the Offer”) is hereby amended and supplemented by deleting in its entirety the last full paragraph under the sub-section heading “Conditions of the Offer” on page 45 and replacing it with the following:

“The foregoing conditions (the “Offer Conditions”) are in addition to the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time prior to the Expiration Time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), Parent and Merger Sub reserve the right, in their sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“The Transaction Documents”) is hereby amended and supplemented as set forth above in Item 4.

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“Background of the Offer; Contacts with the Target”) is hereby amended and supplemented as set forth above in Item 4.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“The Transaction Documents”) is hereby amended and supplemented as set forth above in Item 4.

Item 11.	Additional Information.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER is hereby amended and supplemented by deleting in its entirety the first paragraph under the section heading “8. Certain Information Concerning the Target” on page 19 and replacing it with the following:

“The information concerning the Target contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 4, 2014

Wolf Merger Sub Corporation, a Delaware corporation

By:	/s/ David Brewster
Name: David Brewster
Title: President

EnerNOC, Inc., a Delaware corporation

By:	/s/ Neil Moses
Name: Neil Moses
Title: Chief Operating Officer & Chief Financial Officer

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of November 19, 2014*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on November 19, 2014*

(a)(5)(i)	Press Release issued by Parent, dated November 4, 2014 (incorporated by reference to the Pre-Commencement Communication on Schedule TO filed by Parent on November 4, 2014) *

(a)(5)(ii)	Press Release issued by the Target (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Target on November 5, 2014)*

(a)(5)(iii)	Power Point Presentation presented by EnerNOC on November 25, 2014*

(b)	Not applicable

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 4, 2014, among the Target, Parent and Merger Sub (incorporated by reference to the Current Report on Form 8-K filed by the Target on November 5, 2014)*

(d)(2)	Form of Tender and Support Agreement, dated as of November 4, 2014, among Parent, Merger Sub and certain stockholders of the Target (incorporated by reference to the Current Report on Form 8-K filed by the Target on November 5, 2014)*

(d)(3)	Non-Disclosure Agreement, dated as of April 15, 2014, between Parent and the Target, as amended*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.